UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G/A

            Under the Securities Exchange Act of 1934



                 ADVANCED MARKETING SERVICES, INC.
                        (Name of Issuer)


            Common Stock, Par Value $0.001 Per Share
                 (Title of Class of Securities)


                           0753T 10 5
                         (CUSIP Number)





                            SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 14, 1995		/s/ Loren C. Paulsen
                                   Loren Carl Paulsen, Trustee